OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69448

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/24__ AND ENDING __03/31/25__
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Baillie Gifford Funds Services LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__Calton Square, 1 Greenside Row__
(No. and Street)

__Edinburgh__	__United Kingdom__	__EH1 3AN__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Janice Parise__	__(212) 751-4422__	__JParise@dfppartners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Citrin Cooperman & Company, LLP__
(Name – if individual, state last, first, and middle name)

__180 Park Avenue Suite 200__	__Florham Park__	__New Jersey__	__07932__
(Address)	(City)	(State)	(Zip Code)

__11/02/2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: D4D0F231-8A88-49D8-B2DD-99F19F18E987

OATH OR AFFIRMATION

I, Nick Wood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Baillie Gifford Funds Services LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: [signature] 6D2A8F566A0345E...

Title: Chief Executive Officer

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2026

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Docusign Envelope ID: D4D0F231-8A88-49D8-B2DD-99F19F18E987

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2025 and 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Docusign Envelope ID: D4D0F231-8A88-49D8-B2DD-99F19F18E987

BAILLIE GIFFORD FUNDS SERVICES LLC

Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
Baillie Gifford Funds Services LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Baillie Gifford Funds Services LLC as of March 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Baillie Gifford Funds Services LLC as of March 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Baillie Gifford Funds Services LLC's management. Our responsibility is to express an opinion on Baillie Gifford Funds Services LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Baillie Gifford Funds Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Baillie Gifford Funds Services LLC's auditor since 2022.
Florham Park, New Jersey
May 22, 2025

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. The entities of Citrin Cooperman & Company, LLP and Citrin Cooperman Advisors LLC are independent member firms of the Moore North America, Inc. (MNA) Association, which is itself a regional member of Moore Global Network Limited (MGNL). All the firms associated with MNA are independently owned and managed entities. Their membership in, or association with, MNA should not be construed as constituting or implying any partnership between them.

Docusign Envelope ID: D4D0F231-8A88-49D8-B2DD-99F19F18E987

BAILLIE GIFFORD FUNDS SERVICES LLC

Managers' and Company Information

Managers:	L.Archibald (Chair)
	K.Hamilton
	C.Mazur
	G.Porteous
	S.Quinn
	K.Ross
	M.Saliba
	D.Salter (resigned June 21, 2024)
	N.Wood (appointed June 21, 2024)
Officers:	J D Parise (Financial & Operations Principal)
Bankers:	Lloyds Bank plc
	City Branch
	PO Box 72
	Bailey Drive
	Gillingham
	ME8 0LS
	HSBC Bank USA N.A.
	452 5th Ave
	New York
	NY 10018
Registered Office:	Corporation Service Company
	251 Little Falls Drive
	Wilmington
	DE 19808
	USA
Principal Office:	Calton Square
	1 Greenside Row
	Edinburgh
	EH1 3AN
UK Company Number:	FC031788
UK Establishment Registered Number:	BR016858
US (Delaware) Registered Number:	5482323

Docusign Envelope ID: D4D0F231-8A88-49D8-B2DD-99F19F18E987

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2025 and 2024

	2025	2024
Assets		
Cash	$ 2,689,831	$ 1,967,862
Prepayments	148,344	162,887
Accrued bank interest Income	6,205	7,813
Due from affiliates	-	158,365
Due from Parent	675,501	1,061,013
Income tax receivable	65,346	11,656
Total assets	$ 3,585,227	$ 3,369,596
Liabilities and member's equity		
Accounts payable and accrued expenses	$ 35,684	$ 64,205
Due to affiliates	92,642	12,993
Income taxes payable	3,479	42,185
Deferred tax liability	-	163
Total liabilities	131,805	119,546
Member's equity		
Common units 100,000 shares, par value $1	100,000	100,000
Retained earnings	3,353,422	3,150,050
Total member's equity	3,453,422	3,250,050
Total liabilities and member's equity	$ 3,585,227	$ 3,369,596

Accompanying notes on pages 6-11 are an integral part of these financial statements.

The financial statements were approved by the Board of Managers on May 20, 2025 and signed on its behalf on May 22, 2025 by:

DocuSigned by:

6D2A8F566A0345E...

N Wood
Manager
Company Number FC031788

BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Statements of Financial Condition

March 31, 2025 and 2024

1) **Nature of Business**

Baillie Gifford Funds Services LLC (the "Company") is a wholly owned subsidiary of Baillie Gifford Overseas Limited ("BGO" or the "Parent"), a wholly owned subsidiary of Baillie Gifford & Co. ("BGC") and is economically dependent on its Parent to sustain its operations. The Company was formed on February 14, 2014 as a limited liability company in Delaware, USA to act as distributor of securities managed and advised by BGO. On March 2, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The primary business of the Company is to act as general distributor of Baillie Gifford US Mutual Public Offer Funds (the "Funds"), which are Open Ended Investment Companies registered under the Investment Company Act of 1940 and registered under the Securities Act of 1933. The Company does not hold funds or securities for, or owe money or securities to, customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Funds were registered under the Securities Act of 1933 with the SEC. Registration was granted on April 2, 2015.

The Company also acts as distributor of private investment funds (the "BG Private Funds") sponsored and advised by BGO and/or its affiliates that are not registered under the Securities Act of 1933. The Company is also registered, in the UK, under the Companies Act 2006 as having a UK Establishment, given at Companies House on February 14, 2014.

2) **Summary of Significant Accounting Policies**

a) *Basis of Presentation*

The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"), which require management to make estimates and assumptions and that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates. Functional and presentational currency is deemed to be US dollars ("USD").


BAILLIE GIFFORD FUNDS SERVICES LLC


Notes to the Statements of Financial Condition (continued)

March 31, 2025 and 2024

2) Summary of Significant Accounting Policies (continued)

   b) Related Party Transactions

   On February 27, 2015, the Company and BGO entered into an Expense Sharing Agreement. In accordance with the Expense Sharing Agreement, the Company will reimburse BGO on a monthly basis for a proportional share of costs borne by BGO in relation to activities performed by staff working for the Company.

   In addition, the Expense Sharing Agreement incorporates the services the Company provides to BGO. A placement services fee equivalent to all of the Company's expenses, excluding financing costs, is charged to BGO on a monthly basis including a mark-up of 10%.

   c) Concentration of Credit Risk

   The Company maintains its cash accounts in two commercial banks. The Company does not consider itself to be at risk with respect to its cash balances which at times may exceed Federally insured levels.

   d) Recent Accounting Pronouncement

   In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07 (see Note 10).

Docusign Envelope ID: D4D0F231-8A88-49D8-B2DD-99F19F18E987

BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Statements of Financial Condition (continued)

March 31, 2025 and 2024

2) Summary of Significant Accounting Policies (continued)

e) Future Adoption of New Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures. This update will improve the transparency of income tax disclosures by requiring 1) consistent categories and greater disaggregation of information in the rate reconciliation and 2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the Company for the annual period beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the provisions of ASU No. 2023-09 will have a material impact on the Company's statements of financial condition and related disclosures.

3) Amount due from Parent

In accordance with the Expense Sharing Agreement, there is $675,501 and $1,061,013 due from BGO to the Company as of March 31, 2025 and 2024 respectively, which is included net in Due from Parent on the Statements of Financial Condition. This is due to the year-end calculated placement service fee exceeding the payments on account received from BGO during the year as explained in note 2b.

4) Amount due to Parent

In accordance with the Expense Sharing Agreement, certain costs borne by BGO are to be reimbursed by the Company. For the years ended March 31, 2025 and 2024, $0.00 and $0.00 is due to BGO and these amounts are included net in Due to Parent on the Statements of Financial Condition. This is due to year-end calculated costs borne by BGO due for reimbursement exceeding the payments on account paid to BGO by the Company during the year as explained in note 2b.

5) Affiliated Parties

For the years ended March 31, 2025 and 2024, due to affiliates amounted to $92,462, net and due from affiliates amounted to $145,372, net, respectively.

BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Statements of Financial Condition (continued)

March 31, 2025 and 2024

6)   Income Taxes

The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal and state tax purposes. The Company files its federal and state income tax returns, where applicable, on a corporate basis. The tax years that remain subject to examination by the tax authorities are 2022 through 2024.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income.

The Company records liabilities for uncertain tax filing positions in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are re-evaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as interest expense and operating expense, respectively. No significant interest or penalties have been recorded during the years ended March 31, 2025 and March 31, 2024, respectively.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

Docusign Envelope ID: D4D0F231-8A88-49D8-B2DD-99F19F18E987

6) Income Taxes (continued)

The Company also has registrations in the United Kingdom ("UK") and therefore is a dual tax resident, with it filing tax in both the United States ("US") and UK, with residual tax paid to the UK if applicable after US filings are finalised. Historically, the UK filings have had £nil tax liabilities due to a lower tax rate than the US. From April 1, 2023, the UK corporation tax rate increased from 19% to 25% and payments have been made during the year to His Majesty's Revenue and Customs ("HMRC") given this change. Given the rate increase, the Company has a UK tax charge in the year however due to the sum of payments on accounts made to HMRC, the position with HMRC as at March 31, 2025 is a receivable position.

7) Off-Balance Sheet Risk and Credit Risk

The Company acts as general distributor of the Funds and BG Private Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. There is no off-balance sheet risk associated with these transactions as customers will deal directly with the Funds and the Company does not hold or transfer customer funds.

8) Commitments and Contingencies

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

9) Net Capital Requirement

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6 2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2025, The Company had net capital of $2,560,613 which was $2,552,058 above its required net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.0501 to 1 at March 31, 2025.

BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Statements of Financial Condition (continued)

March 31, 2025 and 2024

10) Segment Reporting

In accordance with FASB ASC Topic 280 Improvements to Reportable Segment Disclosures, the Company is engaged in a single line of business as a limited purpose broker-dealer. The Company has identified the Board of Managers, as a collective, as the chief operating decision maker ("CODM") who use net profit to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9 above), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Being a cost-plus entity, the Company is reliably a profit-making entity and the focus is more on ensuring the Company has good control of its cost-base given it recharges these to the Parent company.

The measure of segment assets is reported on the Company's statements of Financial Condition as total assets.

11) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2025, and through May 22, 2025, the date of the filing of this report. There have been no material subsequent event that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2025.